UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 26, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Bradesco Presentation

BBD LISTED NYSE

Dow Jones Sustainability Indexes
Member 2009/10

R$ Million

		Total Assets	Stockholders' Equity	Bis II
1	BANCO DO BRASIL[1,2] P	724,881	37,646	13.7%
2	ITAÚ UNIBANCO [2]	634,663	52,975	17.3%
3	**BRADESCO [2]**	**532,626**	**43,087**	**16.8%**
4	CAIXA ECONÔMICA FEDERAL [2] P	364,315	13,732	18.1%
5	SANTANDER [2]	342,767	65,248	24.4%
6	HSBC [3]	100,104	7,207	15.4%
7	SAFRA [3]	65,863	4,906	16.1%
8	CITIBANK [3]	40,847	5,065	15.7%
9	BANRISUL [3] P	29,084	3,408	17.5%
10	BTG PACTUAL [3]	21,915	3,245	20.6%

P State-owned Banks

[1] Considering 50% interest in Banco Votorantim.

[2] As of Mar10

[3] As of Dec09

Source: Central Bank of Brazil and Company data.

Operational Efficiency





Presence

All Social Classes

Banking + Insurance

Market Shares

Mar10	Banking System [1]	Private Banks
Loan Portfolio	12.7%	21.6%
Demand Deposits [2]	19.8%	35.6%
Savings Deposits [2]	14.1%	36.2%
Asset Management	16.5%	23.4%
Insurance, Private Pension Plans and Savings Bonds Premiums [3]	25.4%	34.2% [4]
# Branches	18.3%	28.9%

Source: Central Bank of Brazil, Anbima, Susep and ANS.

(1) Banking System (Preliminary Credit Data)
(2) As of Dec09
(3) As of Feb10
(4) Excluding the State-owned Banks' Insurance Business

1Q10

Branches + PABs	4,655
Mini Branches	3,015
Banco Postal	6,110
Bradesco Expresso	21,501
Branches/Subsidiaries Abroad	11
ATM Outplaced Terminals	3,664
Distribution Network	38,956
ATM Network	38,772


Bradesco Expresso
Branches
Banco Postal

- Client Base 57.1 million
- Present in all 5,564 Brazilian municiplaities
- 136 million Credit, Debit and Private Label Cards
- 1st Brazilian Card brand- ELO
- 225 million Transactions / Day
- 85,893 Employees
- 2nd Largest Employer in Brazil
- Total Assets: R$ 532.6 billion
- Funding and AUM: R$ 739.9 billion
- Shareholders' Equity: R$ 43.1 billion


Individuals
Companies
Minimum investment of R$ 2 million
PRIVATE BANK
CORPORATE
Annual revenue over R$ 350 million
Monthly income starting at R$6,000 or Investment starting at R$70,000
PRIME
EMPRESAS
Annual revenue from R$30 million to R$ 350 million
Monthly income from R$ 2,000 to R$ 5,999.99 or Investment starting at R$ 25,000
Special Client
Small Business
Monthly income up to R$ 1,999.99
VAREJO
Individuals
VAREJO
Annual revenue up to R$30 million
Banco Postal and Bradesco Expresso

EPS [1] , Efficiency and Net Income


42.9%
42.6%
43.0%
43.3%
42.5%
41.5%
40.9%
40.5%
41.2%
2.19
2.25
2.27
2.25
2.27
2.27
2.24
2.22
2.27
R$ Million
1,907
2,002
1,910
1,806
1,956
1,996
1,795
1,839
2,147
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Adjusted Net Income
Earnings per Share (R$)
Efficiency Ratio
Accumulated over 12 Months

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

Net Income Breakdown


1Q09
Insurance 33%
Fees 27%
Banking 67%
Loans 18%
Securities 15%
Funding 7%
1Q10
Insurance 33%
Fees 25%
Banking 67%
Loans 29%
Securities 8%
Funding 5%
R$ 1,956 million
+9.8%
R$ 2,147 million

Unrealized Gains

R$ Million

	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Securities – Fixed Income	4,024	3,560	2,193	13.0	83.5
Securities - Equities	143	115	(1,158)	24.3	(112.3)
Loan Operations	494	501	125	(1.4)	295.2
Investments (1)	7,120	6,629	68	7.4	-
Others	(870)	(682)	65	27.6	-
TOTAL	**10,911**	**10,123**	**1,293**	**7.8**	**-**

Note: Excluding the unrecorded goodwill from real estate for own use in the amount of R$ 1,887 million and unrecorded tax credit related to the increase of the Social Contribution (CSLL) rate of R$ 736 million, related to Mar/10.

(1) It includes, basically, the goodwill of participation in Cielo,Odontoprev, BM & F Bovespa, Fleury and Cetip.

NII – Interest/Non-Interest



R$ Million
5,177
5,144
5,492
5,586
5,959
5,674
5,924
7,115
7,560
7,587
7,492
7,689
480
311
275
39
327
(141)
(20)
693
789
696
348
283
4,697
4,833
5,217
5,547
5,632
5,815
5,944
6,422
6,771
6,891
7,144
7,406
2Q07
3Q
4Q
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Non Interest
Interest



12.0%
11.3%
12.1%
12.7%
14.5%
14.4%
13.8%
13.8%
11.3%
12.3%
12.2%
11.3%
11.3%
10.8%
11.2%
9.8%
9.3%
9.2%
9.7%
8.8%
10.5%
8.8%
10.9%
8.8%
8.4%
8.3%
8.4%
8.4%
8.0%
7.6%
7.0%
7.0%
7.3%
7.6%
7.8%
7.8%
R$ Million
4,697
4,833
5,217
5,547
5,632
5,815
5,944
6,422
6,771
6,891
7,144
7,406
2Q07
3Q
4Q
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Adjusted NII
Average Interest Rate = (NII /Total Assets - Repos - Permanent Assets) annualized
Selic (12 months)
Pré BM&F Rate (1 year)

Credit NII


R$ Million
3,969
4,081
4,256
4,576
4,979
5,150
5,373
5,630
1,752
1,671
1,888
2,762
3,118
2,908
2,695
2,188
2,217
2,410
2,368
1,814
1,861
2,242
2,678
3,442
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Net Margin
PLL (*)
Gross Margin

(*) Including loan discounts, credit recovery, earnings from properties sold, etc

Fee Income

R$ Million

	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Cards	972	953	834	2.0	16.5
Checking Accounts	542	543	487	(0.2)	11.3
Loan Operations	390	405	366	(3.7)	6.6
Asset Management	429	430	369	(0.2)	16.3
Collection	257	259	236	(0.8)	8.9
Tax Payments	69	66	63	4.5	9.5
Consortium	97	95	80	2.1	21.3
Custody / Brokerage	114	116	89	(1.7)	28.1
Technical Analysis Underwriting	75	105	22	(28.6)	240.9
Others	179	153	177	17.0	1.1
TOTAL	**3,124**	**3,125**	**2,723**	**-**	**14.7**

Operating Expenses

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
- Structural	1,735	1,725	1,588	0.6	9.3
- Non Structural	385	356	264	8.1	45.8
Personnel	**2,120**	**2,081**	**1,852**	**1.9**	**14.5**
Administrative	**2,647**	**2,746**	**2,155**	**(3.6)**	**22.8**
Total	**4,767**	**4,827**	**4,007**	**(1.2)**	**19.0**
Op. Expenses [(1)]/Total Assets	**3.4%**	**3.4%**	**3.3%**	**-**	**0.1 p.p**
# Employees	**85,893**	**85,548**	**86,650**	**0.4**	**(0.9)**

(1) Accumulated over 12 months.

Total Assets and Shareholders' Equity

R$ Million



Total Assets
1.7%
1.6%
1.7%
482,141
506,223
532,626
Mar09
Dec09
Mar10
Total Assets
ROAA (1)



Shareholders' Equity
24.1%
20.3%
22.2%
35,306
41,754
43,087
Mar09
Dec09
Mar10
Shareholders' Equity
ROAE (1) (2)

Basel Ratio - BIS II %

	Mar09	Dec09	Mar10
Tier I	13.2	14.8	14.3
Tier II	2.9	3.1	2.6
Deductions	(0.1)	(0.1)	(0.1)
BIS	**16.0**	**17.8**	**16.8** (3)

(1) Accumulated, Adjusted Net Income over the Period;
(2) Excluding assets valuation adjustments recorded in the Shareholders' Equity;
(3) Excluding the advanced redemption of perpetual subordinated debt in the amount of US$ 300 million, in Tier II, the ratio would be 16.6%. And if we also exclude the addition of surplus allowance for loan losses from the capital base, it would come to 15.7%.

R$ Billion


145.9
159.5
174.4
193.1
219.6
222.2
216.6
224.9
231.1
235.4
15.8
16.5
16.7
17.7
19.7
20.3
20.4
22.9
23.1
23.5
67.9
83.0
96.8
112.1
133.6
138.6
129.4
130.8
128.2
134.1
32.8
33.3
34.1
35.7
37.8
37.4
38.5
40.9
44.2
45.2
29.4
26.7
26.8
27.6
28.6
25.9
28.4
30.3
35.7
32.6
Dec07
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Demand Deposits + Investment Account
Saving Deposits
Time Deposits + Debentures
Subordinated Debts

R$ Billion


119.2
128.1
137.6
159.1
167.3
180.1
195.6
213.6
213.0
212.8
215.5
228.1
235.2
26% 27% 28% 28% 28% 28% 28% 28% 28% 28% 28% 29% 29%
35% 34% 33% 35% 35% 36% 36% 38% 38% 37% 37% 35% 35%
39% 39% 39% 37% 37% 36% 36% 34% 34% 35% 35% 36% 37%
Mar07 Jun Sep Dec Mar08 Jun Sep Dec Mar09 Jun Sep Dec Mar10
Individuals
Large Corporates
SMEs

(1) Including Sureties and Guarantees, anticipation of credit card receivables and balances of FIDCs and CRIs.

Provisioning Ratios


%
6.2
6.1
5.7
5.6
5.6
5.5
5.7
6.3
7.7
8.3
8.5
8.0
5.2
5.2
4.9
4.8
4.8
4.8
4.8
5.4
6.1
6.6
7.0
6.5
4.4
4.3
4.0
4.0
4.2
4.2
4.4
4.9
5.4
5.8
5.8
5.2
4.2
4.1
3.8
3.8
3.8
3.8
3.9
4.7
5.1
5.5
5.5
4.9
3.4
3.3
2.9
3.1
3.3
3.3
3.5
3.8
4.4
4.8
4.8
4.2
R$ 3.0 bi
R$ 5.5 bi
R$ 7.5 bi
Jun07
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
PLL
Minimum Required PLL
E-H Past Dues/Loan Portfolio
12-Month Write Offs
12-Months White Offs (Gross)

Delinquency Ratio 61 to 90 days


%
Jun08
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar09
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar10
1.2 1.1 1.2 1.1 1.1 1.3 1.7 1.5 1.6 1.5 1.7 1.5 1.6 1.4 1.5 1.4 1.4 1.5 1.3 1.4 1.4 1.3
0.7 0.7 0.7 0.7 0.7 0.8 0.9 0.9 1.0 1.0 1.1 1.0 1.0 1.0 1.1 1.0 1.0 1.0 0.9 0.9 0.9 0.9
0.4 0.3 0.4 0.4 0.3 0.4 0.4 0.5 0.7 0.7 0.7 0.6 0.7 0.6 0.8 0.7 0.6 0.6 0.5 0.6 0.5 0.5
Corporate
Individuals
Total

Delinquency Ratio > 90 days



%
5.2
5.6
5.9
5.8
5.8
5.8
5.8
5.8
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
3.4
3.5
3.6
3.7
3.6
3.6
3.4
3.3
3.4
3.4
3.4
4.2
4.6
4.9
4.4
3.3
3.5
3.5
3,6
3.4
3.1
2.6
2.6
2.3
2.4
2.7
3.6
4.5
5.1
5.0
4.8
4.4
0.5
0.2
0.1
0.1
0.2
0.2
0.4
0.3
0.3
0.3
0.5
0.8
0.5
0.9
0.9
0.6
Jun06
Sep
Dec
Mar07
Jun
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Individuals
Large Corporate
SMEs
Total

Coverage Ratio – Non Performing Loans


%
165.9
136.6
163.6
135.7
165.6
130.7
152.4
122.3
169.1
137.9
166.5
139.4
174.6
148.6
180.8
151.3
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Over 90 days (1)
Over 60 days (2)

(1) Provision for Loan Losses (Outstanding Balance)/ Loan Operations past due by more than 90 days
(2) Provision for Loan Losses (Outstanding Balance)/ Loan Operations past due by more than 60 days

Insurance Market in the World

Premiums US$ Bi	Country	GDP%	GDP in US$ Trillion
1,240	USA	8.7	1st
473	Japan	9.8	2nd
450	England	15.7	6th
273	France	9.2	5th
243	Germany	6.6	4th
140	China	3.3	3rd
140	Italy	5.9	7th
112	Netherlands	12.9	15th
105	Canada	7.0	9th
97	South Korea	11.8	16th
47	Brazil	3.0	10th

Top 10 (USA to South Korea)

17th Position (Brazil)

GDP scale: 0 2 4 6 12 14

Up to 2008

Revenues - Insurance, Pension Plans and Savings Bonds

	Insurance Groups	Written Premiums and Savings Bonds in R$ Billion	Market Share (%)
1st	Bradesco	4.609	25.4%
2nd	Banco do Brasil	2.894	16.0%
3rd	Itaú Unibanco	2.387	13.2%
4th	Sul América	1.308	7.2%
5th	Porto Seguro	1.131	6.2%
6th	Caixa	1.041	5.7%
7th	Santander	862	4.8%
8th	HSBC	469	2.6%
	Others	3.417	18.9%

Total Revenues: R$18.118 billion

Up to Feb10

Source: SUSEP/ ANS

Written Premiums [1]

1Q09


Saving Bonds 7.5%
Other Lines 2.6%
Auto and P&C 13.0%
Life and Pension Plans 51.2%
Health 25.7%

1Q10


Saving Bonds 7.3%
Other Lines 1.7%
Auto and P&C 13.0%
Life and Pension Plans 54.3%
Health 23.7%

R$ 5.5 billion → **+30.5%** → **R$ 7.2 billion**

Note: (1) Pension Plans' Contributions and Savings Bonds Income

Combined Ratio and Other Information (1)

R$ Billion

Combined Ratio % (2)



84.9
84.4
89.7
86.2
85.5
88.9
85.3
85.2
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10

Technical Provisions

Pension Plans and Life/VGBL



57.4
67.6
Mar09
Mar10

Health (3)



3.4
3.4
Mar09
Mar10

Financial Assets



73.1
86.9
Mar09
Mar10

Technical Provisions



66.7
77.7
Mar09
Mar10

Technical Provisions

Auto/P&C



3.0
3.4
Mar09
Mar10

Savings Bonds



2.7
3.1
Mar09
Mar10

(1) Financial Assets and Technical Provisions;
(2) Excluding additional provisions;
(3) The reduction in Technical Provision results from the compliance with RN 206/09, which, as of January 2010, required the booking of PPNG, partially offset by the transfer of the non-technical provision to the technical provision of benefits to be granted – reissue.

Guidance 2010

	2010
Loan Portfolio [1]	21 to 25%
Individuals [1]	16 to 20%
Corporates [1]	25 to 29%
SMEs	28 to 32%
Large Corporate	22 to 26%
Products	
Vehicles	10 to 14%
Cards	9 to 13%
Mortgages (origination)	R$ 6.5 bn
Payroll-Deductible Loans	32 to 36%
Net Interest Income [2]	14 to 18%
Fee Income	7 to 11%
Operating Expenses [3]	9 to 13%
Insurance Premiums	16 to 20%

[1] Not considering cards, sureties, guarantees, FIDC and CRI; [2] Guidance for Adjusted NII in the current criterion; [3] Personnel and Administrative Expenses

Market Capitalization



R$ Million
+56%
64,733
84,801
109,463
65,354
103,192
100,885
2005
2006
2007
2008
2009
1Q10

P/BV Multiple

2005	2006	2007	2008	2009	1Q10
3.3x	3.4x	3.6x	1.9x	2.5x	2.3x

Bradesco Presentation

BBD LISTED NYSE

Dow Jones Sustainability Indexes
Member 2009/10